UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

May 15, 2009

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Filing of Shelf Registration Statement in Japan for Future Equity Issuances

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its board of directors has resolved today to file a Shelf Registration Statement in Japan for the issuance of new shares as set forth below:

1. Type of Securities to be Offered	Common Stock of MHFG

2. Planned Issuance Period	Within one year commencing from the effective date of the Shelf Registration Statement (From May 23, 2009 until May 22, 2010)

3. Offering Method	Public Offering in Japan

4. Planned Amount of Issuance	Up to JPY 600 billion

5. Use of Proceeds	To be invested in consolidated subsidiaries of MHFG

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document does not constitute an offer of any securities for sale. This document is prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the filing of shelf registration statement in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and prospectus supplements thereto, containing detailed information with respect to MHFG, the management of MHFG, financial statements as well as the securities to be offered, prepared by MHFG prior to making any investment decisions. This document is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933.